EXHIBIT 99.1

BANSAL SINHA & CO. CO. CHARTERED ACCOUNTANTS 18/19 OLD RAJINDER NAGAR NEW DELHI-110060 PH. 25853424,25722270 FAX: 41046530	ARUN K AGARWAL & ASSOCIATES CHARTERED ACCOUNTANTS 105, SOUTH EX PLAZA-1, 389, MASJID MOTH, SOUTH EX PART - II. PH:011-26256810,26257400 FAX: 011-46035037

LIMITED REVIEW REPORT

To
The Board of Directors
Mahanagar Telephone Nigam Limited

1.
We have reviewed the accompanying statement of unaudited financial results of Mahanagar Telephone Nigam Limited for the quarter/year ended March 31, 2012. This statement is the responsibility of the company's management and has been approved by the board of directors. Our responsibility is to issue a report on these financial statements based on our review.

2.
We conducted our review in accordance with the Standard on Review Engagement (SRE) 2410 Engagements to Review Financial Statements issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3.
Based on our review conducted as above, except the observations/matters mentioned in Annexure-I to this report, no other matter has come to our attention, that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with applicable accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

BANSAL SINHA & CO. CO. CHARTERED ACCOUNTANTS 18/19 OLD RAJINDER NAGAR NEW DELHI-110060 PH. 25853424,25722270 FAX: 41046530	ARUN K AGARWAL & ASSOCIATES CHARTERED ACCOUNTANTS 105, SOUTH EX PLAZA-1, 389, MASJID MOTH, SOUTH EX PART - II. PH:011-26256810,26257400 FAX: 011-46035037

ANNEXURE I TO LIMITED REVIEW REPORT

ANNEXED TO AND FORMING PART OF THE LIMITED REVIEW REPORT (Referred to in Para 3 of our report dated May 11, 2012)

1.
The unaudited results for the quarter/year under review though considered some of the qualifications of previous audit reports but the fact has not been disclosed as required under the provisions of clause 41(iv)(c) of the Listing Agreement.

2.
The License Fee to the DOT is being worked out on accrual basis as against the terms of License Agreements according to which the expenditure/deductions from the Gross Revenue are allowed on actual payment basis in respect of the Public Switching Telecom Network (PSTN) related call charges and roaming charges payable to BSNL and other service providers.

3.	The balances appearing in Advance Tax, Provisions for Income Tax and Interest on income Tax Refund are subject to confirmation of the Income Tax Department.

4.	The company has allocated the establishment overheads towards capital works on estimation basis. In view of the large amount getting allocated on capital projects vis a vis actual amount spent on these projects, the basis needs to be made more realistic and scientific and the same should avoid capitalizing the loss due to idle time of labour and machines. Moreover, in the absence of confirmation of the status / completion of WIP (work in progress), we cannot examine authenticity and accuracy of amounts outstanding and shown as WIP for extraordinary time period.

5.
All the receivables and payables including amount receivable/payable to BSNL/DOT/ITI, Inter Unit Accounts and bank balances are subject to confirmation, reconciliation and consequent adjustments. In the case of BSNL, the bills raised for the use of infrastructure services and other services are not accepted by them, hence we cannot comment on the recoverability of the said amount. The company is not making any provision for old outstanding balances from BSNL, DOT, Govt, agencies and other operators.

6.	The breakup of staff cost as made in reviewed financial results has been made by the management and relied upon by us.

7.
The accounting policy for making provisions for bad and doubtful debts pertaining to CDMA unit has not been revised from three years outstanding to six months' outstanding despite of the same being transferred from Basic to Cellular services.

8.	The loss on account of subscriber's instruments for WLL closed connections within last three years has not been ascertained and provided for.

9.	Based on the expert opinions, the company has not been deducting Tax at source on services received from BSNL. Also, the expenditure on account of Pension liability on the basis of actuarial valuation is considered as an allowable expense for the purpose of tax calculation.

BANSAL SINHA & CO. CO. CHARTERED ACCOUNTANTS 18/19 OLD RAJINDER NAGAR NEW DELHI-110060 PH. 25853424,25722270 FAX: 41046530	ARUN K AGARWAL & ASSOCIATES CHARTERED ACCOUNTANTS 105, SOUTH EX PLAZA-1, 389, MASJID MOTH, SOUTH EX PART - II. PH:011-26256810,26257400 FAX: 011-46035037

10.	The provision for employee's benefits as per Accounting Standard 15 (Revised) and depreciation has been made on estimated basis considering the actuarial assumptions which was technical in nature. We have retied on the estimation provided by the company and management's perceptions in this regard. Pending actual determination of the liability/asset in this regard, the impact of the same on the results of the quarter is not ascertainable. Further, the liability on account of medical facilities to the retired employees has not been accounted for on actuarial basis rather the annual insurance premium paid for the policy for the purpose has been accounted for on year to year basis.

11.	The reconciliation of Subscribers' deposits, Sundry Debtors, Income from Recharge Coupons, ITC Cards, prepaid calling cards and stock of recharge coupons and leased circuits is under progress.

12.	The Company had accounted for Rs.2850.00 million during the previous year 2010-11, towards wet lease for infrastructure and other services provided in respect of Commonwealth Games of which Rs.430 million is subject to acceptance and final settlement. Besides, a claim of Rs.410 million has not been booked subject to final acceptance and settlement.

13.	The Fixed Assets redeployed out of the Commonwealth Games Project to Delhi and Mumbai units are yet to be made fully operational in both the units, therefore, we are unable to comment on the impairment or further liability that would accrue for making the same fully operational.

14.	The overall impact of matters referred to in above paras on the results of the company is not determinable.

Annexure A
MAHANAGAR TELEPHONE NIGAM LIMITED (A Govt. of India Enterprise)
Regd. Office : Jeevan Bharti Building, Tower-1 ,12th Floor, 124, Connaught Circus, New Delhi- 110001
STATEMENT OF STANDALONE UNAUDITED RESULTS FOR THE THREE MONTHS ENDED 31/03/2012

(Rs. in Million)

S. No	Particulars	3 months ended 31/03/2012	Preceding 3 months ended 31/12/2011	Corresponding 3 months ended 31/03/2011 in the previous year	Year to date figures for Current period ended 31/03/2012	Year to date figures for the previous year ended 31/03/2011	Previous year ended 31/03/2011
	(Refer Notes Below)	UNAUDITED	UNAUDITED	UNAUDITED	UNAUDITED	AUDITED	AUDITED
	2	3	4	5	6	7	8

1	Income from operations
	(a) Net income from operations	8,407.31	8,440.12	8,053.51	33,504.30	38,429.12	36,429.12
	(b) Other operating income	23.32	80.85	24.11	185.60	310.40	310.40
	Total income from operations (Net)	8,430.63	8,520.97	8,077.62	33,689.90	36,739.52	38,739.52
2	Expenses
	(a1) Employee benefits other than retirement benefits	5,355.28	4,437.42	4,250.49	18,433.49	17,103.38	17,103.38
	(a2) Employee benefits for retirement benefits (Actual Payouts)	1,439.16	1,029.30	959.39	4,786.21	3,477.84	3,477.84
	(a3) Employee benefits for retirement benefits (Provisions)	5,575.54	2,765.90	4,084.87	13,873.29	12,004.26	12,004.26
	(b) Revenue Sharing	1,077.47	1,056.41	1,157.60	4,496.69	4,432.46	4,432.46
	(c) License Fees and Spectrum Charges	702.15	715.93	634.26	2,836.16	3,211.22	3,211.22
	(d) Admin./Operative Expense	1,924.16	2,102.13	2,320.29	7,303.96	8,817.38	8,817.38
	Total Expenses	16,073.76	12,107.08	13,406.89	51,729,80	49,046.55	49,046.55
3	Earnings from Operations before Other Income, Interest, Depreciation & Amortisation and exceptional Items (1-2)	(7,643.13)	(3,586.11)	(5,329.28)	(18,039.89)	(12,307.03)	(12,307.03)
4	Depreciation and amortisation expense	4,109.64	3,681.60	3,680.14	14,941.97	14,101.48	14,101.48
5	Profit / (Loss) from Operations after Depredation & Amortisation but before other income, Interest and exceptional Items (3-4)	(11,752.76)	(7,267.71)	(9,009.41)	(32,981.86)	(25,408.51)	(26,408.51)
6	Other income	803.09	422.65	(536.97)	2.257.18	3,180.44	3,180.44
7	Profit / (Loss) from ordinary activities before interest and exceptional items (5+6)	(10,949.68)	(6,845.06)	(9,546.38)	(30,724.68)	(23,228.07)	(23,228.07)
8	Interest	2,694.19	2,593.77	1,442.36	9,497.30	4.519.46	4,519.46
9	Profit / (Loss) from ordinary activities after Interest but before exceptional items (7-8)	(13,643.87)	(9,438.83)	(10,988.74)	(40,221.98)	(27,747.53)	(27,747.53)
10	Exceptional items	-	-	-	-	-	-
11	Profit/ (Loss) from ordinary activities before tax (9-10)	(13,643.87)	(9,438.83)	(10,988.74)	(40,221.98)	(27,747.53)	(27,747.53)
12	Tax expense
	(a) Provision for Current Tax	0.48	0.48	0.45	1.91	1.91	1.91
	(b) Taxes for earlier period written back/paid	-	-	-	-	285.38	1 285.38
	(c) Provision for Deferred Tax	-	-	-	-	-	-
13	Net Profit/ (Loss) from ordinary activities after tax (11-12)	(13,644.35)	(9,439.31)	(10,989.19)	(40,223.89)	(28,034.82)	(28,034.82)
14	Extraordinary items/ Prior Period Adjustments (net of tax)	100.12	(141.58)	6.61	(39.42)	(15.67)	(15.67)
15	Net Profit/ (Loss) for the period (13-14)	(13,744.47)	(9,287.73)	(10,995.79)	(40,184.47)	(28,019.15)	(28,019.15)
16	Paid-up equity share capital (Face value of Rs,10/-each)	6,300.00	6,300,00	6,300.00	6,300.00	6,300.00	6,300.00
17	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year						60,164.81
18	Earning Per Share (EPS)
	(a) Basic and Diluted EPS (before extraordinary items/prior period adjustments)	(21.66)	(14.98)	(17.44)	(63.85)	(44.50)	(44.50)
	(a) Basic and Diluted EPS (after extraordinary items/prior period adjustments)	(21.82)	(14.76)	(17.45)	(63.78)	(44.47)	(44.47)
19	Public shareholding
	a) Number of shares	275,621,260	275,621,260	275,621,260	275,621,260	275,621,260	275,621,260
	b) Percentage of shareholding	43.75%	43.75%	43.75%	43.75%	43.75%	43.75%
20	Promoters and Promoter Group Shareholding
	a) Pledged/ Encumbered
	- Number of shares	0	0	0	0	0	0
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	- Percentage of shares (as a % of the total share capital of the company)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	b) Non - encumbered
	- Number of shares	354,378,740	354,378,740	354,378,740	354,378,740	354,378,740	354,378,740
	- Percentage of shares (as a % of the total shareholding of the Promoter and Promoter Group)	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
	- Percentage of shares (as a % of the total share capital of the company)	56.25%	56.25%	56.25%	56.25%	56.25%	56.25%
Notes:
1
The above results have been reviewed and recommended for adoption by the Audit Committee in their meeting held on 11.05.2012 and approved by the Board of Directors of the Company at their meeting held on 11.05.2012. The Statutory Auditors have carried out a Limited Review of the financial results as required under Ciause-41 of the Equity Listing Agreement. Figures of previous year /period have been reclassified/regrouped whereever necessary to conform to current year/ period presentations.

2
The above results have been finalised by providing for retirement benefits discounting factor @8.50% in accordance with the yield of central government securities, 4% increase in dearness relief of pension, 3.50% on salary escalation & 0.50% on attrition rates as per projected liability worked out by the actuary on the salary data as of 31.03.2012 and also on full pension formula for completed 10 years of service as a result of government notification on the same w.e.f. the year 2011-12.

3
Other income is reduced in the current year by Rs.923.26 million mainly on account of reduction in interest from banks and also reduced income of interest of income tax refund w.r.t. previous financial year.

4
The employee remuneration and benefits has reached Rs.37093 million in the current financial year which is higher than the previous financial year by Rs.4507.52 million. The total employee cost includes provision for actuarial valuation of Rs.13873.29 million and actual payment of retirement benefits of Rs.4786.21 million which have a total impact of Rs.18659.50 million on the expenditure booked.

5	Interest expenditure on borrowings increased in current year by Rs.4977.84 Million due to conversion of short term debt into long term debt and increase in debts.
6	The status of investor complaints received and disposed of during the 3 months ended on 31.03.2012 is as under:
	Pending at the beginning of the quarter			0
	Received during the quarter			5
	Disposed of during the quarter			5
	Remained unresolved at the end of the quarter			0

MTNL STANDALONE UNAUDITED SEGMENT WISE REVENUE. RESULTS AND CAPITAL EMPLOYED FOR THE THREE MONTHS ENDED ON 31/03/2012
(Rs. in Million)
S. No.	Particulars	3 months ended 31/03/2012	Preceding 3 months ended 31/12/2011	Corresponding 3 months ended 31/03/2011 in the previous year	Year to date figures for Current period ended 31/03/2012	Year to date figures for the previous year ended 31/03/2011	Previous year ended 31/3/2011
		UNAUDITED	UNAUDITED	UNAUDITED	UNAUDITED	AUDITED	AUDITED
1	2	3	4	5	6	7	8

1.	Segment Revenue
	a. Basic Services	6,708.34	6,782.76	6,550.39	26,786.00	30,899.69	30,899.69
	b. Cellular	1,775.96	1,809.46	1,581.00	7,177.03	6,450.74	6,450.74
	c. Unallocated	-	-	-	-	(164.18)	(164.18)
	Total	8,484.31	8,592.22	8,131.40	33,963.04	37,186.25	37,186.25

	Less: Inter Segment Revenue	53.66	71.26	53.78	273.13	446.73	446.73

	Net Income from Operations	8,430.63	8,520.97	8,077.62	33,689.90	36,739.52	36,739.52

2.	Segment Results (Profit / (Loss) before tax and interest from each segment)
	a. Basic Services	(8,174.69)	(5,137.15)	(6,014.62)	(23,601.06)	(17,894.14)	(17,894.14)
	b. Cellular	(3,044.86)	(887.70)	(1,003.81)	(5,373.91)	(3,858.31)	(3,858.31)
	c. Unallocated	269.88	(820.21)	(2,527.95)	(1,749.71)	(1,475.63)	(1,475.63)
	Total	(10,949.68)	(6,845.06)	(9,546.38)	(30,724.68)	(23,228.07)	(23,228.07)
	Less: (i) Interest	2,694.19	2,593.77	1,442.36	9,497.30	4,519.46	4,519.46
	Less: (ii) Prior Period Items	100.12	(141.58)	6.61	(39.42)	(15.67)	(15.67)
	Total Profit / (Loss) before tax	(13,743.99)	(9,297.25)	(10,995.34)	(40,182.56)	(27,731.86)	(27,731.86)

	Less: (i) Provision tor Current Tax	0.48	0.48	0.45	1.91	1.91	1.91
	Less: (ii) Provision for Deferred Tax	-	-	-	-	-	-
	Less: (iii) Taxes for earlier period written back /paid	-	-	-	-	285.38	285.38
	Total Profit / (Loss) after tax	(13,744.47)	(9,297.73)	(10,995.79)	(40,184.47)	(28,019.15)	(28,019.15)
3.	Capital Employed
	(Segment Assets - Segment Liabilities)
	a. Basic Services	(13,867.87)	(7,040.92)	38,578.42	(13,867.87)	31.26	31.26
	b. Cellular	63,737.64	66,838.46	68,662.36	63,737.64	68,652.67	68,652.67
	c. Unallocated	(24,584.60)	(20,321.00)	(41,008.61)	(24,584,60)	(2,219.11)	(2,219.11)
	Total	25,285.17	39,476.54	66,232.16	25,285.17	66,464.81	66,464.81

Place: New Delhi
Date: 11.05.2012